UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

GLOBAL TRAFFIC NETWORK, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

37947B 10 3

(CUSIP Number)

William L. Yde III

Global Traffic Network, Inc.

880 Third Avenue, Sixth Floor

New York, NY 10022

(212) 896-1255

With a copy to:

Edward Rayner, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

(212-326-0110)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37947B 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William L. Yde III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,301,747 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 1,301,747 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,747 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement relates to the common stock, $.001 par value per share (the “Shares”), of Global Traffic Network, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 880 Third Avenue, Sixth Floor, New York, NY 10022.

Item 2.	Identity and Background.

This Schedule 13D is being filed by William L. Yde III (the “Reporting Person”). The principal business address for the Reporting Person is 880 Third Avenue, Sixth Floor, New York, NY 10022. Reporting Person is the Chairman, Chief Executive Officer and President of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purposes of Transaction.

On August 2, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”) acting by its general partner, GTCR Gridlock Partners, Ltd., a Cayman Islands limited company, GTCR Gridlock Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“U.S. Parent”), and GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of U.S. Parent (the “Purchaser”).

Pursuant to the Merger Agreement, Purchaser will commence a tender offer (the “Tender Offer”) to purchase all outstanding Shares for $14.00 per Share, payable to the seller in cash, without interest, subject to any withholding of taxes required by applicable law (the “Offer Price”). The Merger Agreement also provides that following completion of the Tender Offer, Purchaser will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the merger as a wholly-owned subsidiary of U.S. Parent. At the effective time of the Merger, all remaining outstanding Shares not tendered and accepted for payment in the Tender Offer (other than Shares owned by Parent and its direct and indirect subsidiaries, and the Issuer) will be acquired for cash at the Offer Price and on the terms and conditions set forth in the Merger Agreement. A copy of the Merger Agreement has been filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on August 3, 2011.

Concurrently with the entry into the Merger Agreement, and as a condition to and inducement of Parent’s, U.S. Parent’s and the Purchaser’s willingness to enter into the Merger Agreement, the Reporting Person entered into a Contribution, Non-Tender and Support Agreement with Parent (the “Contribution Agreement”), pursuant to which he has agreed, among other things, (i) to not tender any Shares beneficially owned by him (the “Covered Shares”) in the Offer, (ii) to support the Offer and the Merger as provided in the Contribution Agreement and (iii) to contribute 535,715 Shares (the “Contributed Shares”) owned by him to Parent after the Purchaser has accepted Shares for payment in the Offer and prior to the Merger’s effective time upon admission as a limited partner of Parent. Under the Contribution Agreement, the Contributed Shares will be valued at the Offer Price for purposes of the Reporting Person’s capital contribution to the Parent.

Pursuant to the Contribution Agreement, the Reporting Person agreed to vote the Covered Shares (i) in favor of adopting the Merger Agreement and approving the Merger and any other matter that must be approved by the stockholders of the Issuer in order to consummate the transactions contemplated by the Merger Agreement, (ii) against any competing acquisition or transaction proposal to the Merger and (iii) against any proposal, action or agreement that would result in certain conditions of the Merger Agreement not being fulfilled or satisfied.

Pursuant to the Contribution Agreement, the Reporting Person further agreed, except as required by the Merger Agreement or applicable law, not to (i) transfer any of the Covered Shares without Parent’s prior written consent, (ii) grant any proxy, power of attorney or other authorization or consent in or with respect to any of the Covered Shares that would be inconsistent with the Reporting Person’s voting obligations set forth in the Contribution Agreement, or (iii) take any other action that would make any representation or warranty of the Reporting Person contained in the Contribution Agreement untrue or incorrect in any material respect or restrict, limit or interfere in any material respect with the performance of the Reporting Person’s obligations under the Contribution Agreement.

The Contribution Agreement shall terminate upon the earliest of (a) the mutual agreement of Parent and the Reporting Person, (b) the time at which the Merger becomes effective, (c) the termination or withdrawal of the Offer pursuant to its terms or the terms of the Merger Agreement without any Shares being purchased thereunder or (d) the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

The Reporting Person may formulate other purposes, plans or proposals relating to any securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as otherwise indicated in this Schedule 13D, including under Item 6 hereof, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than pursuant to the plans or arrangements described in Item 6 of this Schedule;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when the Reporting Person deems it appropriate.

Item 5.	Interest in the Securities of the Issuer.

(a) The Reporting Person owns 1,301,747 Shares. According to information provided by the Issuer in its most recently filed Quarterly Report on Form 10-Q, as of May 9, 2011, the Issuer had 19,050,172 Shares outstanding. Based upon this information, the Reporting Person is the beneficial owner of 6.8% of the outstanding Shares.

(b) The Reporting Person has sole voting and dispositive power with respect to the 1,301,747 Shares that he holds directly.

(c) The information set forth in Item 4 is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Agreements, Understandings With Respect to Securities of the Issuer.

The description of the Contribution Agreement set forth in Item 4 is incorporated herein by reference.

As previously disclosed on this Schedule 13D, the Reporting Person was a party to a certain Voting Agreement (the “Johander Trust Voting Agreement”) dated September 30, 2005 with Robert L. Johander Revocable Trust u/a/d December 18, 2006 (the “Johander Trust”), pursuant to which the Reporting Person had the right to vote 695,992 Shares held by the Johander Trust. The Johander Trust Voting Agreement terminated and the Reporting Person no longer has the right to vote such Shares held by the Johander Trust.

Item 7.	Material to be Filed as Exhibits.

10.1	Contribution, Non-Tender and Support Agreement dated August 2, 2011 by and between William L. Yde III and GTCR Gridlock Holdings (Cayman), L.P.

10.2	Form of Agreement and Plan of Merger, dated August 2, 2011, by and among Global Traffic Network, Inc. and GTCR Gridlock Holdings (Cayman), L.P., acting by its general partner, GTCR Gridlock Partners, Ltd., GTCR Gridlock Holdings, Inc., and GTCR Gridlock Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global Traffic Network, Inc. with the SEC on August 3, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2011	/s/ William L. Yde III
William L. Yde III